EXHIBIT 23

The Plan Administrator
Gerber Scientific, Inc. and Participating Subsidiaries
     401(k) Maximum Advantage Program and Trust:

We consent to incorporation by reference in Registration Statement No. 333-42879 on Form S-8 of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust of our report dated May 10, 2002, relating to the statements of net assets available for plan benefits of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended and the related schedule, which report appears in the December 31, 2001 annual report on Form 11-K of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust.

/s/ KPMG LLP

Hartford, CT
July 12, 2002